FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

August 21, 2009

Item 3: News Release:

A news release dated and issued on August 21, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

CanAlaska Closes Additional  Tranche of Private Placement

Item 5: Full Description of Material Change:

Vancouver, Canada, August 21st, 2009 - CanAlaska Uranium Ltd. (TSX.V -- CVV, OTCBB -- CVVUF, Frankfurt -- DH7) ("CanAlaska" or the "Company") is pleased to announce that it has closed an additional tranche of its non-brokered private placement previously announced in its news release of July 23, 2009, and has issued an additional 1,145,000 units at $0.17/unit ("Unit") for gross proceeds of $240,550.

In connection with this closing, the Company has paid a finder's fee comprising of 5% in cash and an aggregate 57,250 compensation options. Each compensation option entitles the holder to acquire one Unit at a price of $0.17/Unit for a period of 24 months.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring December 21st, 2009.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 21st day of August 2009.